THE ALLIANZ VISIONSM NEW YORK VARIABLE ANNUITY CONTRACT

ISSUED BY

ALLIANZ LIFE® OF NY VARIABLE ACCOUNT C

AND

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

The information in this prospectus is not complete and may be changed. We cannot sell the Allianz Vision New York Variable Annuity until the Registration Statement filed with the Securities and Exchange Commission for this variable annuity is effective. This prospectus is not an offer to sell this Contract and is not soliciting an offer to buy the Contract in any state where the offer or sale is not permitted.

For your convenience we have provided a glossary that defines key, capitalized terms that are used in this prospectus at the back of this prospectus.

This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of New York (Allianz Life of New York, we, us, our).

The Contract is a “flexible purchase payment” contract because you (the Owner) can make more than one Purchase Payment, subject to certain restrictions. The Contract is “variable” because the Contract Value and any variable Annuity Payments you receive will increase or decrease depending on the performance of the Investment Options you select (in this prospectus, the term “Investment Options” refers only to the variable Investment Options listed on the following page, and not to any fixed investment choices). The Contract is “deferred” because you do not begin receiving regular Annuity Payments immediately.

The basic Contract (Base Contract) offers a variety of standard features including a number of different Investment Options, multiple annuitization options, a free withdrawal privilege, and a death benefit. The Contract also offers the following optional benefits each with an additional charge:  the Bonus Option, the Short Withdrawal Charge Option, the No Withdrawal Charge Option, the Investment Protector and the Income Protector. The Investment Protector may be of interest to persons who are concerned about market fluctuations and want the benefit of a level of protection for the principal invested regardless of how the market performs. The Investment Protector accomplishes this by periodically locking in any anniversary investment gains that will be made available at a future date. To realize this benefit, however, the Owner must continue to hold the Contract until the future date. The Income Protector is designed for those who want both a guaranteed level of lifetime income (called Lifetime Plus Payments) that can begin shortly after selection of the benefit if certain age restrictions are met, and continued access to both Contract Value and a death benefit for a period of time. These optional benefits are subject to certain date and/or age restrictions for adding and exercising the benefits. Some or all of the optional benefits may not be available to you; check with your registered representative. For information on when you can add any of the optional benefits to your Contract or which optional benefits you can combine, please see section 11, Selection of Optional Benefits. Annuity contracts that credit a bonus generally have higher fees and charges than contracts that do not credit a bonus. Therefore, the amount of credit received under the Bonus Option may be more than offset by the additional fees and charges associated with it.

Additional information about the Separate Account has been filed with the Securities and Exchange Commission (SEC) and is available upon written or oral request without charge. A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The table of contents of the SAI appears before the Privacy and Security Statement in this prospectus. The SEC also maintains a website (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC’s website.

  The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity and Allianz Life of New York that you ought to know before investing. This prospectus is not an offering in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

Allianz Life of New York hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal.

Variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your registered representative about the Contract’s features, benefits, risks and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.

Dated: May 1, 2010

~~This~~The appendices to this prospectus ~~includes~~include information on the features and charges for the following optional benefits that are no longer offered~~: the Investment Protector (08.09), the Income Protector (08.09), the Lifetime Plus Benefit, the Lifetime Plus 8 Benefit,~~ for sale. Appendix E discusses the Target Date Retirement Benefit~~,~~ that was available from August 31, 2007 through January 25, 2009 and the Target Date 10 Benefit ~~and~~that was available from January 26, 2009 through March 31, 2009. Appendix F discusses the Lifetime Plus Benefit that was available from August 31, 2007 through March 31, 2009, and the Lifetime Plus 8 Benefit that was available from August 7, 2008 through March 31, 2009. Appendix G discusses the Quarterly Value Death Benefit~~. Please note that Contracts with one of the Target Date Benefits or one of the Lifetime Benefits are subject to restrictions on allocations to and transfers among certain Investment Options. The features and expenses for the Target Date Benefits are described in Appendix E; the Lifetime Benefits are described in Appendix F; the Quarterly Value Death Benefit is described in Appendix G; and the Investment Protector (08.09) and the Income Protector (08.09) are described in Appendix H.~~ that was available from August 31, 2007 through March 7, 2010. Appendix H discusses the Investment Protector (08.09) and the Income Protector (08.09) that were available from July 22, 2009 through April 30, 2010.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

CONTRACT ANNUAL EXPENSES

	Mortality and Expense Risk (M&E) Charge(7)		Rider Charge(8) during the Accumulation Phase(9)
	Accumulation Phase	Annuity Phase(10)	Current ~~for the (05.10) Benefit~~(11)	Maximum
Base Contract	1.40%	1.40%	NA	NA
Additional Charges for Optional Benefits(12)
Bonus Option(14)	0.50%	0.50%	NA	NA
Short Withdrawal Charge Option(13)	0.25%	NA	NA	NA
No Withdrawal Charge Option(13)	0.35%	NA	NA	NA
Investment Protector(13)	NA	NA	0.90%	2.50%
Income Protector(13) Single Lifetime Plus Payments Joint Lifetime Plus Payments	NA NA	NA NA	1.05% 1.20%	2.50% 2.75%
Maximum charge for a Contract with the Bonus Option and joint Lifetime Plus Payments under the Income Protector	1.90%	1.90%	NA	2.75%

(7)
The M&E charge is an annualized rate that is realized on a daily basis as a percentage of the net asset value of an Investment Option, and we use that net asset value to calculate the Accumulation Unit value during the Accumulation Phase and the Annuity Unit value during the Annuity Phase. We assess an M&E charge during the Annuity Phase on any Contract Value you apply to variable Annuity Payments; there is no M&E charge during the Annuity Phase on any Contract Value you apply to fixed Annuity Payments. For more information, please see section 6, Expenses – Mortality and Expense Risk (M&E) Charge.

(8)
The rider charge is an annualized rate that is accrued on a daily basis as a percentage of the Target Value under the Investment Protector, or as a percentage of the Benefit Base under the Income Protector. We calculate the rider charge daily beginning on the day after the rider effective date. We assess the rider charge quarterly and we deduct it for each quarter on the earlier of the following: at the end of the Business Day immediately before the Quarterly Anniversary; or when we deduct the final rider charge. The rider charge reduces the Contract Value, but not any of the guaranteed values under the optional benefits (for example, it does not reduce the Target Value or Benefit Base). For more information, please see section 6, Expense – Rider Charge.

(9)	We do not assess a rider charge during the Annuity Phase, but we do continue to assess the rider charge after Lifetime Plus Payments begin as long as your Contract Value is positive.

(10)
The Contract allows Partial Annuitization. It is possible for different portions of the Contract to be in both the Accumulation and Annuity Phases at the same time and have different M&E charges. For example, if you have a Contract with the Short Withdrawal Charge Option and request a variable Partial Annuitization we would assess an annual M&E charge of 1.40% on the annuitized portion of the Contract, and an annual M&E charge of 1.65% on the portion that has not been annuitized. For more information, see section 3, The Annuity Phase – Partial Annuitization.

(11)
We reserve the right to change the rider charge on each Quarterly Anniversary that the benefit is in effect subject, to the maximum rider charges. However, in any twelve-month period we cannot increase the rider charge for the Investment Protector more than 0.35% and we cannot increase the rider charge for the Income Protector more than 0.50%.  If we increase the rider charge for your selected benefit, we will notify you in writing and allow you to terminate your benefit before the increase takes effect. For more information, please see section 6, Expense – Rider Charge.

(12)
The additional rider charges listed here for the optional benefits apply to benefits that you select while this prospectus is in effect. Any benefits you add to your Contract in the future will be subject to the current and maximum rider charges that are applicable at that time. Some or all of the optional benefits may not be available to you; check with your registered representative. For information on when you can add any of the optional benefits to your Contract, or which optional benefits you can combine please see section 11, Selection of Optional Benefits.

(13)	The additional charges associated with the optional benefits will continue during the Accumulation Phase until the earlier of the benefit’s termination or when your Contract Value is reduced to zero.

(14)
During the Accumulation Phase, the additional M&E charge for the Bonus Option will continue until your Contract Value is reduced to zero. If you take variable Annuity Payments during the Annuity Phase, the additional M&E charge for the Bonus Option will continue until your variable Annuity Payments terminate.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS

This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses for the period ended December 31, 2009, charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. We show the expenses as a percentage of an Investment Option’s average daily net assets. ~~[TO BE UPDATED UPON AMENDMENT]~~

	Minimum	Maximum
Total annual Investment Option operating expenses* (including management fees, distribution or 12b-1 fees, and other expenses) before fee waivers and expense reimbursements	~~_____~~0.54%	~~_____~~2.08%

*
Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option. The maximum current fee is 0.25%. The amount of these fees, if deducted from Investment Option assets, is reflected in the above table and is disclosed in Appendix A. Appendix A also contains more details regarding the annual operating expenses for each of the Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES

The expenses for your Contract may be different from those shown in the examples below depending upon which Investment Option(s) you select and the benefits that apply.

These examples are intended to help you compare the cost of investing in a Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options before the effect of reimbursements and waivers.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The entire $30 contract maintenance charge is deducted in the examples at the end of each year during the Accumulation Phase. Please note that this charge does not apply during the Annuity Phase or during the Accumulation Phase if your Contract Value at the end of year is at least $100,000.

Transfer fees may apply, but are not reflected in these examples.

For additional information, see section 6, Expenses.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

If you take a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay expenses as follows.

a)
Maximum charges for a Contract with the Bonus Option and joint Lifetime Plus Payments under the Income Protector assuming the Annual Increase Percentage that we use to calculate the Annual Increase under the Benefit Base is 8% (which carries the highest potential charge of a 1.90% M&E charge and a 2.75% maximum rider charge).

b)
Current charges for a Contract with the Bonus Option and joint Lifetime Plus Payments under the Income Protector(1) assuming the Annual Increase Percentage that we use to calculate the Annual Increase under the Benefit Base is 8% (which carries an M&E charge of 1.90% and a rider charge of 1.20%).

c)	The Base Contract (which carries the lowest potential charge of a 1.40% M&E charge).

~~[TO BE UPDATED UPON AMENDMENT]~~

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:		1 Year	3 Years	5 Years	10 Years
~~____~~2.08% (the maximum Investment Option operating expense)	a)	$1,566	$3,037	$4,405	$7,647
	b)	$1,405	$2,537	$3,545	$5,836
	c)	$1,231	$1,905	$2,447	$4,007
~~____~~0.54% (the minimum Investment Option operating expense)	a)	$1,413	$2,600	$3,715	$6,481
	b)	$1,252	$2,092	$2,829	$4,542
	c)	$1,077	$1,447	$1,691	$2,535

If you do not take a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay expenses as follows.

Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:		1 Year	3 Years	5 Years	10 Years
~~____~~2.08% (the maximum Investment Option operating expense)	a)	$ 716	$2,187	$3,705	$7,647
	b)	$ 555	$1,687	$2,845	$5,836
	c)	$ 381	$1,155	$1,947	$4,007
~~0.65~~0.54% (the minimum Investment Option operating expense)	a)	$ 563	$1,750	$3,015	$6,481
	b)	$ 402	$1,242	$2,129	$4,542
	c)	$ 227	$ 697	$1,191	$2,535
If you take a Full Annuitization(2) of the Contract at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money, you may pay expenses as follows.Total annual Investment Option operating expenses before any fee waivers or expense reimbursements of:
		1 Year	3 Years	5 Years	10 Years
~~____~~2.08% (the maximum Investment Option operating expense)	a)	$ 686	$2,157	$3,675	$7,617
	b)	$ 525	$1,657	$2,815	$5,806
	c)	$ 351	$1,125	$1,917	$3,977
~~____~~0.54% (the minimum Investment Option operating expense)	a)	$ 533	$1,720	$2,985	$6,451
	b)	$ 372	$1,212	$2,099	$4,512
	c)	$ 197	$ 667	$1,161	$2,505

(1)
We reserve the right to change the rider charge for this benefit on each Quarterly Anniversary that the benefit is in effect subject to the maximum charge. If we increase the rider charge for your selected benefit, we will notify you in writing.

(2)	Annuity Payments are generally not available until 13 months after your Issue Date.

See Appendix B for condensed financial information regarding the Accumulation Unit values (AUVs) for the highest and lowest charges~~.~~ for Contracts that were offered as of December 31, 2009. See the appendix to the Statement of Additional Information for condensed financial information regarding the AUVs for other charges~~.~~ for Contracts that were offered as of December 31, 2009.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

Example

•	On Wednesday, we receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.

•	When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on the Investment Option you chose is $13.25.

We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.415094 subaccount Accumulation Units for the Investment Option you chose. If the $3,000 payment had been received at or after the end of the current Business Day, it would have received the next Business Day’s price.

3.	THE ANNUITY PHASE

You can apply your Contract Value to regular periodic payments (Annuity Payments). Prior to a Full Annuitization, you can surrender your Contract and receive your total Contract Value less any applicable withdrawal charge. A Full Annuitization occurs when you apply the entire Contract Value to Annuity Payments. A Partial Annuitization occurs when you apply only part of your Contract Value to Annuity Payments. The Payee will receive the Annuity Payments. You will receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, the amount payable will be the amount that would have been provided at the true age or gender.

INCOME DATE

The Income Date is the date Annuity Payments begin. Your scheduled Income Date in your Contract is the maximum permitted Income Date allowed for your Contract, which is the first day of the calendar month following the Annuitant’s 90th birthday. Your scheduled Income Date may be different if the Contract is issued to a charitable remainder trust. An earlier Income Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for a different, earlier or later Income Date after the Issue Date, but any such request is subject to applicable law and our approval. The extension available to you may vary depending on the broker/dealer you purchase your Contract through and your state of residence. Your Income Date must be the first day of a calendar month and must be at least 13 months after the Issue Date. The Income Date will never be later than what is permitted under applicable law.

NOTE: ~~You will be required~~We require you to take a Full Annuitization ~~of your Contract~~ on the maximum permitted Income Date if, at that time, your Contract Value is greater than zero. We will notify you in writing 60 days before the maximum permitted Income Date and allow you to take alternative action. Upon Full Annuitization we will base your Annuity Payments on your Contract Value. If you have not selected an Annuity Option we will make payments under the default option described in the “Annuity Payments” discussion of this section. Upon Full Annuitization you will no longer have a Contract Value, or any benefits or benefit increases based on Contract Value. In addition, the death benefit will terminate and any periodic withdrawal or payments other than Annuity Payments will stop.

NOTE FOR CONTRACTS WITH THE INCOME PROTECTOR: If on the maximum permitted Income Date you are receiving Lifetime Plus Payments, your Contract Value is greater than zero and you choose to take fixed Annuity Payments under either Annuity Option 1 or 3, we make the following guarantee.

For single Lifetime Plus Payments, if you choose Annuity Option 1 (Life Annuity) where the sole Annuitant is the sole Covered Person, then your fixed Annuity Payments will equal the greater of:

•	annual fixed Annuity Payments under Annuity Option 1 based on the Contract Value; or

•     the current annual maximum Lifetime Plus Payment available to you.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

Investment Management Company and Adviser/Subadviser	Name of Investment Option	Asset Category	Objective(s)	Primary Investments (Normal market conditions)
SCHRODER
Managed by Allianz Investment Management LLC/Schroder Investment Management North America Inc.	AZL Schroder Emerging Markets Equity Fund	Specialty	Capital appreciation
Invests at least 80% of its net assets in equity securities of companies that the subadviser believes to be “emerging market” issuers. May invest remainder of assets in securities of issuers located anywhere in the world.

TURNER
Managed by Allianz Investment Management LLC/Turner Investment Partners, Inc.	AZL Turner Quantitative Small Cap Growth Fund	Small Cap	Long-term growth of capital
At least 80% of its net assets in common stocks and other equity securities of U.S. companies with small market capitalizations that the subadviser believes, based on a quantitative model, have strong earnings growth potential. Small capitalization companies are defined as companies with market capitalizations, at the time of purchase, in the range of companies included in the Russell 2000® Growth Index.

VAN KAMPEN
Managed by Allianz Investment Management LLC/Van Kampen Asset Management	AZL Van Kampen Equity and Income Fund	Specialty	Highest possible income consistent with safety of principal with long-term growth of capital as an important secondary objective
Invests at least 65% of its total assets in income-producing equity securities and also invests in investment grade quality debt securities. May invest up to 25% ot total assets in foreign securities, including emerging market securities.

	AZL Van Kampen Global Real Estate Fund	Specialty	Income and capital appreciation
Invests at least 80% of assets in equity securities of companies in the real estate industry located throughout the world, including real estate investment trusts and real estate operating companies established outside the U.S.

	AZL Van Kampen Growth and Income Fund	Large Value	Income and long-term growth of capital
Invests at least 65% of total assets in income-producing equity securities, including common stocks and convertible securities; also in non-convertible preferred stocks and debt securities rated “investment grade.” May invest  up to 25% of total assets in foreign securities, including emerging market securities.

~~Managed by Allianz Investment Management LLC/Morgan Stanley Investment Management, Inc.~~	AZL Van Kampen International Equity Fund	International	Long term capital appreciation	Invests at least 80% of assets in a diversified portfolio of equity securities of issuers selected from a universe comprised of approximately 1,200 companies in non-U.S. markets.
~~Managed by Allianz Investment Management LLC/Van Kampen Asset Management~~	AZL Van Kampen Mid Cap Growth Fund	Mid Cap	Capital growth	At least 80% of net assets in common stocks and other equity securities of mid capitalization growth companies, with market capitalizations within the range of the Russell Midcap Growth Index.

THE FRANKLIN ZERO COUPON FUND 2010 WILL MATURE ON DECEMBER 17, 2010. If you have any Contract Value allocated to this Investment Option, you will need to reallocate it to another available Investment Option prior to the maturity date. If no selection has been made by you prior to the maturity date, the Contract Value held in the subaccount underlying your Contract will be automatically transferred to ~~the AZL Money Market Fund~~your other selected subaccounts proportionately based on the percentage of total Contract Value in those subaccounts. You will be notified in writing at least 30 days prior to the maturity.

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies that may or may not be affiliated with us. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and

  The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

These charges compensate us for all the insurance benefits provided by your Contract, for example:

•	our contractual obligation to make Annuity Payments,

•	the death, income, and withdrawal benefits under the Contract,

•	certain expenses related to the Contract, and

•	for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

RIDER CHARGES

If you select the Investment Protector or the Income Protector, we will deduct a rider charge from your Contract Value during the Accumulation Phase while your selected benefit is in effect and your Contract Value is positive. We do not assess the rider charge during the Annuity Phase, but we do continue to assess the rider charge after Lifetime Plus Payments begin as long as your Contract Value is positive. The rider charge is an annualized rate that is accrued on a daily basis as a percentage of the Target Value under the Investment Protector, or as a percentage of the Benefit Base under the Income Protector. We calculate the rider charge daily beginning on the day after the rider effective date, and we deduct it for each quarter on the earlier of the following: at the end of the Business Day immediately before the Quarterly Anniversary or when we deduct the final rider charge.

The current and maximum rider charges listed here for these optional benefits apply to benefits that you select while this prospectus is in effect. If you add one of these optional benefits to your Contract in the future, it will be subject to the rider charges (current, minimum and maximum) stated in the prospectus that is in effect at the time the benefit is added to your Contract. ~~For information on the current charges for the (08.09) benefits, please see Appendix H.~~

	Rider Charge during the Accumulation Phase
	Maximum	Minimum ~~for the (05.10) Benefit~~	Current ~~for the (05.10) Benefit~~
Investment Protector	2.50%	~~0.50~~0.35%	0.90%
Income Protector Single Lifetime Plus Payments Joint Lifetime Plus Payments	2.50% 2.75%	0.50% 0.50%	1.05% 1.20%

We reserve the right to change the rider charge for this benefit on each Quarterly Anniversary that the benefit is in effect and your Contract Value is positive, subject to the maximum rider charges stated here. However, in any twelve-month period we cannot increase the rider charge for the Investment Protector more than 0.35% and we cannot increase the rider charge for the Income Protector more than 0.50%. If we increase the rider charge for your selected benefit, we will notify you in writing and we will allow you to terminate your benefit before the increase takes effect.

Changes to the Target Value or the Benefit Base will change the amount we deduct from your Contract for the rider charge. For example, assume you have the Income Protector and receive an annual payment increase to your Lifetime Plus Payment due to an increase in your Contract Value. This will also increase your Benefit Base which will cause an increase in the amount of your daily rider charge. Similarly, an Excess Withdrawal will decrease both your Benefit Base and the amount of your daily rider charge.

The deduction of the rider charge will decrease your Contract Value on a dollar for dollar basis, but it will not decrease your free withdrawal privilege, the Withdrawal Charge Basis, or any of the guaranteed values available under the optional benefits (for example, it does not reduce the Target Value or Benefit Base). We will deduct the rider charge from the Contract Value, determined at the end of the Business Day before each Quarterly Anniversary, before we use that Contract Value to compute any of the guaranteed values available under the optional benefits for this Contract. We deduct the rider charge proportionately from the Investment Options as set out in your Contract. The rider charge compensates us for the expenses and risks associated with the guarantees provided under the optional benefits. If the rider charge is sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

•
On the eleventh rider anniversary the Contract Value increased to $137,000, which is greater than the previous Rider Anniversary Value ($131,000), so we increase the Rider Anniversary Value to equal the Contract Value. The Target Value is equal to the greater of the Rider Anniversary Value multiplied by the Guarantee Percentage ($137,000 x 90% = $123,300), or total Purchase Payments ($100,000), so the Target Value increases to $123,300.

•
On the twelfth, thirteenth, fourteenth, and fifteenth rider anniversaries, the Contract Value is less than the Rider Anniversary Value ($137,000), so the Rider Anniversary Value and Target Value do not change. However, the fifteenth rider anniversary is also the next Target Value Date. Because the Contract Value on the Target Value Date is less than the Target Value, we credit your Contract with $9,300 to make the Contract Value equal to the Target Value.

Example of the Effect of a Partial Withdrawal on the Target Value

•
Assume that in the previous example you take a partial withdrawal of $9,000 (including the withdrawal charge) in the second month of the second rider year when the Contract Value on the day of (but before) the partial withdrawal is $109,000.

We adjust the Rider Anniversary Value for the partial withdrawal as follows:

The Rider Anniversary Value as of the first rider anniversary$108,000

Reduced proportionately by the percentage of Contract Value

withdrawn ($9,000 / $109,000) = 0.08257 x $108,000 =- 8,918

The Rider Anniversary Value after the partial withdrawal$ 99,082

We adjust the total Purchase Payments for the partial withdrawal as follows:

Total Purchase Payments$100,000

Reduced proportionately by the percentage of Contract Value

withdrawn ($9,000 / $109,000) = 0.08257 x $100,000 =- 8,257

Total Purchase Payments adjusted for the partial withdrawal$ 91,743

The Target Value after the partial withdrawal is the greater of:

90% of the Rider Anniversary Value, which is 0.90 x $99,082 =$89,174

Total Purchase Payments adjusted for the partial withdrawal$91,743

The Target Value after the partial withdrawal$ 91,743

•
This Rider Anniversary Value and Target Value will remain in effect at these values until at least the next rider anniversary unless you make another Purchase Payment or take another partial withdrawal.

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING

These restrictions apply only to Contracts with the Investment Protector while the benefit is in effect. When you select the Investment Protector, you consent to allow us to rebalance your Contract Value in accordance with the procedures described here and in your Contract. We have put these restrictions in place to support the guarantees that we provide under the Investment Protector, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, you may not be able to fully participate in any upside potential returns available from the Investment Options, and your Contract Value may be less than what you would have had without the benefit.

If you select the Investment Protector, we will restrict your selection of certain Investment Options. We set these restrictions on the rider effective date and once we set them we cannot change them. We also cannot move Investment Options between the groups after the rider effective date. However, we may add or remove Investment Options to or from your Contract after the rider effective date. If we do, we will provide written notice regarding additions to or deletions from the Investment Option groups. When an Investment Option is closed or substituted within an Investment Option group, we will send written notice regarding the closing or substitution 30 days before the effective date.

~~The~~These are the Investment Option ~~groups listed here apply to Contracts with the Investment Protector (08.09) and (05.10)~~that we are currently offering. If you add the Investment Protector to your Contract in the future, you will be subject to Investment Option restrictions that are applicable at that time. In the future, we could offer only one Investment Option Group and as few as five total Investment Options.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

TABLE 1: Investment Option Groups for the Investment Protector ~~(08.09) and (05.10)~~
Group A Investment Options
AZL Columbia Small Cap Value Fund AZL Franklin Small Cap Value Fund AZL Fusion Growth Fund AZL OCC Opportunity Fund AZL Schroder Emerging Markets Equity Fund AZL Small Cap Stock Index Fund
AZL Turner Quantitative Small Cap Growth Fund
AZL Van Kampen Global Real Estate Fund
Davis VA Financial Portfolio
Franklin Income Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
PIMCO VIT CommodityRealReturn Strategy Portfolio

Group B Investment Options
AZL BlackRock Capital Appreciation Fund
AZL Columbia Mid Cap Value Fund
AZL Davis NY Venture Fund
AZL Dreyfus Equity Growth Fund
AZL Eaton Vance Large Cap Value Fund
AZL S&P 500 Index Fund
AZL International Index Fund
AZL Invesco International Equity Fund
AZL JPMorgan U.S. Equity Fund

AZL MFS Investors Trust Fund
AZL OCC Growth Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen International Equity Fund
AZL Van Kampen Mid Cap Growth Fund
Mutual Global Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Growth Securities Fund

Group X Investment Options	Group Y Investment Options

AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Moderate Fund
AZL Growth Index Strategy Fund
AZL Van Kampen Equity and Income Fund
BlackRock Global Allocation V.I. Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT Global Multi-Asset Portfolio

AZL Balanced Index Strategy Fund
AZL Fusion Conservative Fund
AZL Money Market Fund
Franklin High Income Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

TERMINATION OF THE INVESTMENT PROTECTOR

The Investment Protector will terminate upon the earliest of the following.

•	The Business Day we process your request to remove the Investment Protector from the Contract (the rider termination date).

•
The date of death of any Owner (or Annuitant, if the Contract is owned by a non-individual), unless the surviving spouse elects to continue the Contract. However, if an Owner (or Annuitant, if the Contract is owned by a non-individual) dies and the surviving spouse elects to receive payout of the death benefit, then the Investment Protector will terminate as of the end of the Business Day during which we receive in Good Order at the Service Center, both due proof of death and an election of the death benefit payment option.

•
The Business Day before the Income Date that you take a Full Annuitization, including a required Full Annuitization on the maximum permitted Income Date. For more information, see section 3, The Annuity Phase.

•	The Business Day we process your request for a full withdrawal.

•	Contract termination.

11.b THE INCOME PROTECTOR

The Income Protector is designed for those who want guaranteed lifetime income in the form of partial withdrawals (Lifetime Plus Payments) and continued access to both Contract Value and a death benefit for a period of time, as opposed to Annuity Payments that provide higher periodic lifetime payments but eliminate both your Contract Value and death benefit. Lifetime Plus Payments received before your Contract Value is reduced to zero are treated as withdrawals for tax purposes. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax.

You can select the Income Protector subject to certain age restrictions and you can also remove it from your Contract. If you select the Income Protector you will be subject to a rider charge. We reserve the right to change the rider charge for this benefit on each Quarterly Anniversary. The rider charge is discussed in the Fee Tables and section 6, Expenses – Rider Charges.

We designed Lifetime Plus Payments to last for the lifetime of the Covered Person(s). These payments are available to you immediately if the Covered Person(s) meets certain age restrictions. You choose how often you will receive payments and how much you will receive subject to an annual maximum. Once established, the annual maximum Lifetime Plus Payment can increase, but it cannot decrease unless you take an Excess Withdrawal.

There are several important points for you to consider before selecting the Income Protector.

•	This benefit does not create Contract Value or guarantee the performance of any Investment Option.

•
You can remove the Income Protector from your Contract on a Quarterly Anniversary if your Contract Value is positive. If you remove this benefit from your Contract you cannot reselect it. In addition, if your Contract includes the No Withdrawal Charge Option, you can only remove this benefit from your Contract under certain circumstances.

•
Under the Income Protector we restrict your ability to make additional Purchase Payments, we limit how you may allocate and transfer Contract Value among the Investment Options, and we rebalance your Contract Value between your selected Investment Options on a quarterly basis. We put these restrictions in place to support the benefit’s guarantees, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, you may not be able to fully participate in any upside potential returns available from the Investment Options, and your Contract Value may be less than the Contract Value you would have had without the benefit.

•
If you do not begin Lifetime Plus Payments during the period they are available your benefit will terminate and you will have incurred higher Contract charges without receiving any of this benefit’s advantages.

•
You cannot begin joint Lifetime Plus Payments ~~under the Income Protector (05.10)~~ if any Covered Person is younger than age 60 or age 91 or older. Therefore, joint Lifetime Plus Payments will never be available ~~under the Income Protector (05.10)~~ if there is more than a 30-year age difference between joint Covered Persons.

•
If one Covered Person dies after joint Lifetime Plus Payments have begun, any payments received by the surviving spouse (who is also a Covered Person) after the date of death and before the survivor reaches age 59½ will be subject to a 10% federal penalty tax unless an exception applies.

•     If you take less than the annual maximum Lifetime Plus Payment you are entitled to in a Benefit Year, you could reduce the chance that you will receive an increase to the next year’s annual maximum payment.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

NOTE: A person will no longer qualify as a Covered Person and will be removed from the Contract if that person is no longer an Owner, Joint Owner, Annuitant, sole primary Beneficiary, or sole contingent Beneficiary as required here.

NOTE FOR JOINT LIFETIME PLUS PAYMENTS: The Covered Persons must continue to qualify as spouses under federal law until the Income Protector terminates. Once you declare the Covered Persons, if at any time before your benefit terminates you are no longer spouses, you must send us notice and remove a Covered Person from the Contract.

NOTE FOR JOINT OWNERS SELECTING SINGLE LIFETIME PLUS PAYMENTS: If you are not spouses, Lifetime Plus Payments will stop with the death of any Owner if the Contract Value is positive at the time of death. This means that if you select single Lifetime Plus Payments on a jointly owned Contract, Lifetime Plus Payments could stop even if the Covered Person is still alive.

LIFETIME PLUS PAYMENT OVERVIEW

The Income Protector provides income in the form of Lifetime Plus Payments for the lifetime(s) of the Covered Person(s). We base your initial Lifetime Plus Payment on the Benefit Base and age-based payment percentage of the younger Covered Person. The Benefit Base is the greater of the highest quarterly Contract Value, or a quarterly simple interest increase of one-fourth of the Annual Increase Percentage applied to Purchase Payments for a guaranteed number of years. We determine your age-based payment percentage by using the Annual Maximum Lifetime Plus Payment Table. We set the Annual Maximum Lifetime Plus Payment Table for your Contract on the rider effective date and once the table is set we cannot change it. The current Annual Maximum Lifetime Plus Payment Table ~~for the Income Protector (05.10)~~ is as follows:

Annual Maximum Lifetime Plus Payment Table ~~for the Income Protector (05.10)~~
Age band of the Covered Person (or younger Covered Person for joint Lifetime Plus Payments)	Annual maximum Lifetime Plus Payment percentage
60 - 64	4.0%
65 - 79	4.5%
80+	5.5%

If you add the Income Protector to your Contract in the future, you will be subject to the current Annual Maximum Lifetime Plus Payment Table that is applicable at that time. In the future, we may add payment percentages for ages as low as 50, or we may set the minimum age for Lifetime Plus Payments as high as age 85. The minimum payment percentage for any age that we intend to offer in the future is 3% and the maximum is 8%.

The annual maximum Lifetime Plus Payment is the amount you are entitled to receive each year under the Income Protector, but you can choose to take less than this amount. The annual actual Lifetime Plus Payment is the total amount you choose to receive each year. Your annual maximum Lifetime Plus Payment may increase if there are any gains in the Contract Value or when the age-based payment percentage for the younger Covered Person multiplied by the Contract Value is greater than the current annual maximum Lifetime Plus Payment as discussed later in this section. However, if you take less than the annual maximum Lifetime Plus Payment that you are entitled to in a Benefit Year, you could reduce the chance that you will receive any annual increase to your payment.

NOTE: A regulator may require us to block your Contract and thereby we may have to refuse to pay any Lifetime Plus Payments until we receive other instructions.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

If You Begin Receiving Lifetime Plus Payments:

•	Partial Annuitizations are no longer available.

•	You cannot make any additional Purchase Payments.

•	The automatic investment plan and the systematic withdrawal program are no longer available.

•	The free withdrawal privilege is no longer available. However, Lifetime Plus Payments are not subject to a withdrawal charge and will not reduce the Withdrawal Charge Basis.

•
You can only remove the Income Protector from your Contract while your Contract Value is positive. However, if you remove this benefit from your Contract the four restrictions listed above will not apply on or after the rider termination date.

•	You can only change the ownership of this Contract if you selected joint Lifetime Plus Payments and:

–	an Owner dies and the spouse continues the Contract, or

–	you remove a joint Covered Person who is also a Joint Owner from the Contract. In this case, the remaining Covered Person must become the new sole Owner.

•	The rider charge for this benefit continues until the earlier of the rider termination date, or the Business Day your Contract Value is reduced to zero.

•
The Contract Value will continue to fluctuate as a result of market performance, and it will decrease on a dollar for dollar basis with each Lifetime Plus Payment and any Excess Withdrawal, and the quarterly deduction of the rider charge. Excess Withdrawals (including a withdrawal of the entire Contract Value) include any applicable withdrawal charge. They will also reduce the Withdrawal Charge Basis on a dollar for dollar basis.

•
Excess Withdrawals will also reduce your Benefit Base and annual maximum Lifetime Plus Payment proportionately by the percentage of Contract Value withdrawn. Taking an Excess Withdrawal may cause your Lifetime Plus Payments to stop and your benefit to terminate.

•	The portion of the Traditional Death Benefit value that is based on Purchase Payments will no longer increase.

•
Each Lifetime Plus Payment and any Excess Withdrawal will reduce the portion of the Traditional Death Benefit value that is based on Purchase Payments proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge).

•
We may apply an annual payment increase to your annual maximum Lifetime Plus Payment on every Benefit Anniversary before the older Covered Person’s 91st birthday. If you receive an annual payment increase, we will also change your Benefit Base.

REQUESTING LIFETIME PLUS PAYMENTS

To begin receiving Lifetime Plus Payments you must submit a payment election form to our Service Center. Lifetime Plus Payments will begin on the Benefit Date, which must be the 1st or 15th of a calendar month. The Benefit Date will be at least 15 calendar days after your request has been received in Good Order at our Service Center. The earliest Benefit Date you can select is the one that occurs after the younger Covered Person reaches their Exercise Age birthday, and the last available Benefit Date you can select is the one that occurs before the older Covered Person’s 91st birthday.

We set the Exercise Age for your Contract on the rider effective date and once your Exercise Age is set we cannot change it. The current Exercise Age ~~for the Income Protector (05.10)~~ is age 60. If you add the Income Protector to your Contract in the future, you will be subject to the current Exercise Age that is applicable at that time. In the future, the minimum Exercise Age we intend to offer is age 50 and the maximum Exercise Age we intend to offer is age 85. This means that if you add the Income Protector to you Contract in the future, we could require you to wait until age 85 to start Lifetime Plus Payments.

If you have not begun receiving Lifetime Plus Payments six months before the older Covered Person’s 91st birthday, we will send you written notice that the benefit is about to terminate. If the benefit terminates before you begin receiving Lifetime Plus Payments, you will have incurred higher Contract charges without receiving any of this benefit’s advantages. If your Contract Value reduces to zero for any reason other than a withdrawal while this benefit is in effect and before Lifetime Plus Payments have begun, on the next available Benefit Date where all Covered Persons are within the age restrictions for exercising this benefit, we will begin making annual payments to you of your annual maximum Lifetime Plus Payment.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING

These restrictions apply only to Contracts with the Income Protector while the benefit is in effect. When you select the Income Protector, you consent to allow us to rebalance your Contract Value in accordance with the procedures described here and in your Contract. We have put these restrictions in place to support the guarantees that we provide under the Income Protector, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, you may not be able to fully participate in any upside potential returns available from the Investment Options, and your Contract Value may be less than what you would have had without the benefit.

If you select the Income Protector, we will restrict your selection of certain Investment Options. We set these restrictions on the rider effective date and once we set them we cannot change them. ~~Under the Income Protector (08.09) and (05.10) we~~We currently require you to allocate 100% of your total Contract Value to the Group C Investment Options. If you add the Income Protector to your Contract after the Issue Date, you must reallocate your Contract Value to comply with these restrictions before we will add the benefit to your Contract. If you add the Income Protector to your Contract in the future, you will be subject to Investment Option restrictions that are applicable at that time. In the future, we could offer only one Investment Option Group and as few as five total Investment Options. If we offer more than one Investment Option group in the future, we will not move Investment Options between the groups after the rider effective date.

Investment Option Group C ~~for the Income Protector (08.09) and (05.10)~~
AZL Balanced Index Strategy Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Moderate Fund
AZL Growth Index Strategy Fund
AZL Money Market Fund
AZL Van Kampen Equity and Income Fund

BlackRock Global Allocation V.I. Fund
Franklin High Income Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
PIMCO VIT All Asset Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT Global Multi-Asset Portfolio
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

We may add or remove Investment Options to or from your Contract after the rider effective date. If we do, we will provide written notice regarding additions to or deletions from the Investment Option groups. When an Investment Option is closed or substituted within an Investment Option group, we will send written notice regarding the closing or substitution 30 days before the effective date.

In addition, on each Quarterly Anniversary we will automatically rebalance the amount of Contract Value in each of your selected Investment Options to return you to your selected Investment Option allocation mix based on your most recent allocation instructions for future Purchase Payments. The rebalancing occurs at the end of the Business Day immediately before the Quarterly Anniversary so that it is in effect on the Quarterly Anniversary. However, if you are participating in the DCA program, quarterly rebalancing transfers will not move Contract Value into or out of the DCA Money Market Account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Quarterly rebalancing helps you maintain your specified allocation mix among the different Investment Options. There are no fees for the quarterly rebalancing transfers we make, and we do not currently count these transfers against any free transfers that we allow. Transfers of Contract Value between the Investment Options will not change the allocation instructions for any future Purchase Payments and will not change how we rebalance your Contract Value on each Quarterly Anniversary. In order to change the quarterly rebalancing of your Contract Value when you make a transfer, you must change your allocation instructions for future Purchase Payments. Any requested change to your allocation instructions must comply with the restrictions for your selected benefit or we will reject your change.

These Investment Option allocation and transfer restrictions will terminate when your benefit terminates.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

On each Quarterly Anniversary on or before the maximum rider anniversary, the Annual Increase is equal to the following:

a + (b x (c – d))

Where:

a =	The Annual Increase at the end of the previous Business Day;

b =	The Annual Increase Percentage we set on the rider effective date divided by four;

c =	The Increase Base at the end of the previous Business Day; and

d =
Purchase Payments* received on or after the previous Quarterly Anniversary. However, if you selected the Income Protector at issue, then we exclude from “d” any Purchase Payments received before the first Quarterly Anniversary.

*
We reduce each Purchase Payment proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn (including any withdrawal charge) for each annuitization or withdrawal taken since we received that payment. We determine the percentage of Contract Value at the end of the current Business Day.

The maximum rider anniversary is the Quarterly Anniversary that occurs on the number of Guarantee Years after the rider effective date. For example, assume the Issue Date is June 1, 2009, the rider effective date is September 1, 2009 and the number of Guarantee Years is 20 years. The maximum rider anniversary would be September 1, 2029.

We set the Annual Increase Percentage for your Contract on the rider effective date and once this number is set we cannot change it. The current Annual Increase Percentage ~~for the Income Protector (05.10)~~ is 8%, and the current quarterly simple interest increase is 2%. If you add the Income Protector to your Contract in the future, you will be subject to the current Annual Increase Percentage and quarterly simple interest increase that are applicable at that time. The minimum Annual Increase Percentage we intend to offer in the future is 4% and the maximum is 10%, and the minimum quarterly simple interest increase is 1% and the maximum is 2.5%.

Next, we compare this Annual Increase to the Contract Value at the end of the previous Business Day. If this Contract Value is greater than the Annual Increase, we will reset both the Annual Increase and the Increase Base to equal this Contract Value.

Any withdrawals and/or Partial Annuitizations may reduce the Annual Increase and the Increase Base by more than the amount withdrawn and/or annuitized. If the Contract Value at the time of withdrawal and/or annuitization is less than the Annual Increase, we will deduct more than the amount withdrawn and/or annuitized from the Annual Increase. Likewise, if at the time of withdrawal and/or annuitization the Contract Value is less than the Increase Base, we will deduct more than the amount withdrawn and/or annuitized from the Increase Base.

NOTE FOR CONTRACTS WITH THE BONUS OPTION: The bonus is completely excluded from the parts of this value that are based on Purchase Payments.

EXAMPLE OF THE ANNUAL INCREASE

You purchase a Contract with the Income Protector. For this example, assume that your Annual Increase Percentage is 6% and the number of Guarantee Years is 12. You make an initial Purchase Payment of $100,000 on the Issue Date. You make a second Purchase Payment of $10,000 during the third quarter of the first Contract Year. Because you selected this benefit at issue, each rider anniversary will occur on a Contract Anniversary. All valuations of the Contract Value in this example occur at the end of the previous Business Day and reflect the deduction of any applicable transfer fees or the contract maintenance or rider charges.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010

APPENDIX E – THE TARGET DATE BENEFITS

There were two versions of these benefits: (i) the Target Date Retirement Benefit, which was available from August 31, 2007 through ~~before~~ January 25 ~~26~~, 2009; and (ii) the Target Date 10 Benefit, which was available from January 26, 2009 until March 31, 2009. Neither of these benefits are currently available for selection. Both benefits have an additional M&E charge and that charge is guaranteed for the life of the benefit. The two versions of these benefits are largely the same, except that the Target Date Retirement Benefit allowed an earlier initial Target Value Date and had a lower additional M&E charge as indicated in the following table.

	M&E Charge(1)
	Accumulation Phase	Annuity Phase
Additional M&E Charge for Optional Benefits(2)
Target Date 10 Benefit	0.55%	NA
Target Date Retirement Benefit	0.40%	NA

(1)
The M&E charge is an annualized rate that is realized on a daily basis as a percentage of the net asset value of an Investment Option, and we use that net asset value to calculate the Accumulation Unit value during the Accumulation Phase and the Annuity Unit value during the Annuity Phase. We assess an M&E charge during the Annuity Phase on any Contract Value you apply to variable Annuity Payments; there is no M&E charge during the Annuity Phase on any Contract Value you apply to fixed Annuity Payments. For more information, please see section 6, Expenses – Mortality and Expense Risk (M&E) Charge.

(2)	The additional M&E charge associated with this optional benefit will continue until the earlier of the benefit’s termination, or when your Contract Value is reduced to zero.

NOTE: In your Contract, the name for your target date rider may be different than the name we use here in this prospectus. If the minimum number of Contract Years to the initial Target Value Date that is shown on your Contract schedule is ten, then you have the Target Date 10 Benefit that is discussed in this prospectus; if instead the minimum is seven years, then you have the Target Date Retirement Benefit. However, in your Contract, both of these benefits use the name “Target Date Retirement Benefit Rider.”

Your Contract Value will increase and decrease depending on the performance of the underlying Investment Options you selected. Depending on market conditions, you can gain or lose value in the Investment Options, including your principal. However, the Target Date Benefits are intended to provide a level of protection for the principal you invest and during the Accumulation Phase, to lock in any past investment gains at a future point that you select (the Target Value Date). To provide this protection, we restrict your allocations to the Investment Options and we may transfer Contract Value between your selected Investment Options over time based on the length of time until the guarantee takes effect and the performance of your selected Investment Options.

The Target Date Benefits guarantee that, beginning on your initial Target Value Date (and on each subsequent Contract Anniversary until the benefit terminates) your Contract Value will at least equal the Target Value. The Target Value is the highest Contract Value that occurred at issue or on any subsequent Contract Anniversary, adjusted for any subsequent additional Purchase Payments or partial withdrawals. The earliest available initial Target Value Date is ten Contract Years after you selected the Target Date 10 Benefit (or seven Contract Years under the Target Date Retirement Benefit), and the latest available initial date is the Contract Anniversary before the older Owner’s 91st birthday. For example, assume you purchased a Contract with the Target Date 10 Benefit with the earliest available initial Target Value Date, make one initial payment, and take no withdrawals. Then, on the tenth Contract Anniversary the Target Date 10 Benefit guarantees that your Contract Value will be at least the initial Purchase Payment or the highest Contract Value on any Contract Anniversary up to and including the tenth Contract Anniversary.

If your Contract Value is less than this guaranteed amount on the Target Value Date and each subsequent Contract Anniversary, we will credit your Contract Value with the difference. We will allocate this amount to your Investment Options in proportion to the amount of Contract Value in each of the Investment Options on the date of the credit.

NOTE: You have limited protection under the Target Date Benefits unless you hold the Contract until the initial Target Value Date. In addition, the Target Date Benefits do not provide any guarantee to your Contract Value before the initial Target Value Date and do not lock in any gains that occur between anniversaries.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix E

If your Contract includes one of the Target Date Benefits, we divide your Investment Options into the following four groups ~~listed in Table 1 in section 11.a, Investment Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing with the following exception. If you added the Target Date Retirement Benefit to your Contract before January 26, 2009:  AZL Fusion Growth Fund and Franklin Templeton VIP Founding Funds Allocation Fund are included in the Group X Investment Options instead of in the Group A Investment Options; and Franklin Income Securities Fund is included in the Group Y Investment Options instead of in the Group A Investment Options.~~.

TABLE 1: Investment Option Groups
Group A Investment Options(1)
AZL Columbia Small Cap Value Fund AZL Franklin Small Cap Value Fund AZL Fusion Growth Fund AZL OCC Opportunity Fund AZL Schroder Emerging Markets Equity Fund AZL Small Cap Stock Index Fund
AZL Turner Quantitative Small Cap Growth Fund
AZL Van Kampen Global Real Estate Fund
Davis VA Financial Portfolio
Franklin Income Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
PIMCO VIT CommodityRealReturn Strategy Portfolio

(1)     If you added the Target Date Retirement Benefit to your Contract before January 26, 2009:  AZL Fusion Growth Fund and Franklin Templeton VIP Founding Funds Allocation Fund are included in the Group X Investment Options instead of in the Group A Investment Options; and Franklin Income Securities Fund is included in the Group Y Investment Options instead of in the Group A Investment Options.

Group B Investment Options
AZL BlackRock Capital Appreciation Fund
AZL Columbia Mid Cap Value Fund
AZL Davis NY Venture Fund
AZL Dreyfus Equity Growth Fund
AZL Eaton Vance Large Cap Value Fund
AZL S&P 500 Index Fund
AZL International Index Fund
AZL Invesco International Equity Fund
AZL JPMorgan U.S. Equity Fund

AZL MFS Investors Trust Fund
AZL OCC Growth Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen International Equity Fund
AZL Van Kampen Mid Cap Growth Fund
Mutual Global Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Growth Securities Fund

Group X Investment Options	Group Y Investment Options

AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Moderate Fund
AZL Growth Index Strategy Fund
AZL Van Kampen Equity and Income Fund
BlackRock Global Allocation V.I. Fund
PIMCO VIT All Asset Portfolio
PIMCO VIT Global Multi-Asset Portfolio

AZL Balanced Index Strategy Fund
AZL Fusion Conservative Fund
AZL Money Market Fund
Franklin High Income Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

We determine the composition of the Investment Option groups. We will not recategorize the groups to which we assigned the Investment Options currently available under the Contract, but we may add or remove Investment Options from your Contract in the future. If we do, we will provide written notice regarding additions to or deletions from the Investment Option groups. When an Investment Option is closed or substituted within any of the Investment Option groups, we will send written notice regarding the closing or substitution 30 days prior to the effective date of the closing or substitution.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix E

APPENDIX F – THE LIFETIME BENEFITS

There were two Lifetime Benefits~~:  the Lifetime Plus Benefit and the Lifetime Plus 8 Benefit~~. The Lifetime Plus Benefit was available from August 31, 2007 through March 31, 2009. The Lifetime Plus 8 Benefit was available from August 7, 2008 through March 31, 2009. Neither of these benefits are currently available for selection. Both of these benefits have an additional M&E charge as indicated in the following table, and that charge may increase or decrease in certain situations.

	Accumulation Phase		Annuity Phase
	Current M&E Charge(1)	Maximum M&E Charge(1)	Current and Maximum M&E Charge(1)
Additional M&E Charge for Optional Benefits(2)
Lifetime Plus Benefit (available before April 1, 2009)
Single Lifetime Plus Payments	0.70%	1.50%(3)	NA
Joint Lifetime Plus Payments	0.85%	1.65%(4)	NA
The following versions of these benefits were available from January 26, 2009 until March 31, 2009.
Lifetime Plus 8 Benefit
Single Lifetime Plus Payments	0.95%	1.60%(3)	NA
Joint Lifetime Plus Payments	1.10%	1.75%(4)	NA
The following version of this benefit was available before January 26, 2009.
Lifetime Plus 8 Benefit
Single Lifetime Plus Payments(5)	0.80%	1.60%(3)	NA
Joint Lifetime Plus Payments(6)	0.95%	1.75%(4)	NA

(1)
The M&E charge is an annualized rate that is realized on a daily basis as a percentage of the net asset value of an Investment Option, and we use that net asset value to calculate the Accumulation Unit value during the Accumulation Phase and the Annuity Unit value during the Annuity Phase. We assess an M&E charge during the Annuity Phase on any Contract Value you apply to variable Annuity Payments; there is no M&E charge during the Annuity Phase on any Contract Value you apply to fixed Annuity Payments. For more information, please see section 6, Expenses – Mortality and Expense Risk (M&E) Charge.

(2)	The additional M&E charge associated with these optional benefits will continue until the earlier of the benefit’s termination, or when your Contract Value is reduced to zero.

(3)
This is the maximum charge we could impose if you remove a Covered Person, upon a reset of any of the guaranteed values available under either of the Lifetime Benefits, or if you receive an automatic increase to your Lifetime Plus Payments.

(4)
This is the maximum charge we could impose upon a reset of any of the guaranteed values available under either of the Lifetime Benefits, or if you receive an automatic increase to your Lifetime Plus Payments.

(5)	On the Benefit Date the current M&E charge reduces to 0.70%, and the maximum M&E charge reduces to 1.50%.

(6)	On the Benefit Date the current M&E charge reduces to 0.85%, and the maximum M&E charge reduces to 1.65%.

Except as specified in this appendix, the same terms and conditions apply to each of the Lifetime Benefits. Each of these benefits provides guaranteed lifetime income in the form of partial withdrawals (Lifetime Plus Payments) that are available to you during the Accumulation Phase. The Lifetime Benefits were designed for those who want lifetime income and continued access to both Contract Value and a death benefit for a period of time, as opposed to Annuity Payments that provide higher periodic lifetime payments but eliminate both your Contract Value and death benefit.

The Lifetime Plus Benefit has a higher Lifetime Plus Payment percentage than what was available under the Lifetime Plus 8 Benefit and offered the ability to begin payments before age 65. The Lifetime Plus 8 Benefit offered the maximum potential initial payment but the simple interest increases do not begin until age 60 and you must wait to begin payments until age 65. Lifetime Plus Payments are annual payments that we initially calculate using your “Benefit Base,” your “age band payment percentage,” and whether you select single or joint Lifetime Plus Payments, as described in this appendix. Under both of these benefits we will restrict the Investment Options to which you can allocate money under your Contract.

When you selected your benefit you had to choose either single Lifetime Plus Payments for the lifetime of the sole Covered Person, or joint Lifetime Plus Payments for the lifetime of both joint Covered Persons. For joint Lifetime Plus Payments, the joint Covered Persons must qualify as spouses under federal law.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix F

INVESTMENT OPTION ALLOCATION AND TRANSFER RESTRICTIONS AND QUARTERLY REBALANCING

NOTE REGARDING TRANSFERS FOR CONTRACTS WITH A LIFETIME BENEFIT: We do not count any transfers made under the quarterly rebalancing program for the Lifetime Benefits against any free transfers we allow. We also waive the required minimum transfer amount for transfer made under the quarterly rebalancing program for one of the Lifetime Benefits.

These restrictions apply only to Contracts with one of the Lifetime Benefits while the benefit is in effect. Your Investment Option allocation instructions must always comply with these restrictions. When you selected one of these benefits, you consented to have us rebalance your Contract Value in accordance with the procedures described here and in your Contract. We have put these restrictions in place to support the guarantees that we provide under these benefits, and not to meet your investment objectives. To the extent these restrictions limit your investment flexibility, you may not be able to fully participate in any upside potential returns available from the Investment Options, and your Contract Value may be less than the Contract Value you would have had without the benefit.

If you selected one of the Lifetime Benefits from January 26, 2009 until March 31, 2009: We require that you have 100% of your total Contract Value in the Group C Investment Options, and we do not permit you to have any of your Contract Value in the Group A or Group B Investment Options~~. The Group C Investment Options are listed in section 11.b, Income Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing~~.

If you selected one of the Lifetime Benefits before January 26, 2009:  We restrict your selection of certain Investment Options and the percentage of Contract Value that you can have in certain Investment Options as follows. We will only allow you to make allocations and transfers to and from the Group A and Group B Investment Options as long as you do not exceed these limitations.

•	You cannot have more than 25% of your total Contract Value in the Group A Investment Options.

•	You cannot have more than 70% of your total Contract Value in both Group A and Group B Investment Options.

•
We do not limit the amount of Contract Value that you can have in the Group C Investment Options. ~~The Group C Investment Options are listed in section 11.b, Income Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing.~~

~~Group A Investment Options(1)~~
~~AZL Columbia Small Cap Value Fund AZL Franklin Small Cap Value Fund AZL Fusion Growth Fund AZL OCC Opportunity Fund AZL Schroder Emerging Markets Equity Fund AZL Small Cap Stock Index Fund~~
~~AZL Turner Quantitative Small Cap Growth Fund~~
~~AZL Van Kampen Global Real Estate Fund~~
~~Davis VA Financial Portfolio~~
~~Franklin Income Securities Fund~~
~~Franklin Templeton VIP Founding Funds Allocation Fund~~
~~PIMCO VIT CommodityRealReturn Strategy Portfolio~~

~~(1)~~	~~For any Lifetime Benefit added to your Contract before January 26, 2009, the following funds are included in the Group C~~

~~Investment Options and are not included in the Group A Investment Options: AZL Fusion Growth Fund, Franklin Income Securities Fund, and Franklin Templeton VIP Founding Funds Allocation Fund.~~

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix F

Group A Investment Options(1)
AZL Columbia Small Cap Value Fund AZL Franklin Small Cap Value Fund AZL Fusion Growth Fund AZL OCC Opportunity Fund AZL Schroder Emerging Markets Equity Fund AZL Small Cap Stock Index Fund
AZL Turner Quantitative Small Cap Growth Fund
AZL Van Kampen Global Real Estate Fund
Davis VA Financial Portfolio
Franklin Income Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
PIMCO VIT CommodityRealReturn Strategy Portfolio

(1)For any Lifetime Benefit added to your Contract before January 26, 2009, the following funds are included in the Group C Investment Options and are not included in the Group A Investment Options: AZL Fusion Growth Fund, Franklin Income Securities Fund, and Franklin Templeton VIP Founding Funds Allocation Fund.

Group B Investment Options
AZL BlackRock Capital Appreciation Fund
AZL Columbia Mid Cap Value Fund
AZL Davis NY Venture Fund
AZL Dreyfus Equity Growth Fund
AZL Eaton Vance Large Cap Value Fund
AZL International Index Fund
AZL Invesco International Equity Fund
AZL JPMorgan U.S. Equity Fund
AZL MFS Investors Trust Fund

AZL OCC Growth Fund
AZL S&P 500 Index Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen International Equity Fund
AZL Van Kampen Mid Cap Growth Fund
Mutual Global Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Growth Securities Fund

Investment Option Group C
AZL Balanced Index Strategy Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Moderate Fund
AZL Growth Index Strategy Fund
AZL Money Market Fund
AZL Van Kampen Equity and Income Fund

BlackRock Global Allocation V.I. Fund
Franklin High Income Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2010
PIMCO VIT All Asset Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond Portfolio (Unhedged)
PIMCO VIT Global Multi-Asset Portfolio
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
Templeton Global Bond Securities Fund

These Investment Option allocation and transfer restrictions will terminate when your benefit terminates.

In addition, on each Quarterly Anniversary we will automatically rebalance the amount of Contract Value in each of your selected Investment Options to return you to your selected Investment Option allocation mix based on your most recent allocation instructions for future Purchase Payments. The rebalancing occurs at the end of the Business Day immediately before the Quarterly Anniversary, so that it is in effect on the Quarterly Anniversary. However, if you are participating in the DCA program, quarterly rebalancing transfers will not move Contract Value into or out of the DCA Money Market Account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Quarterly rebalancing helps you maintain your specified allocation mix among the different Investment Options. There are no fees for the quarterly rebalancing transfers we make, and we do not currently count these transfers against any free transfers that we allow. This rebalancing applies to all of your selected Investment Options and not just the ones that are in Group A or Group B. Transfers of Contract Value between the Investment Options will not change the allocation instructions for any future Purchase Payments and will not change how we rebalance your Contract Value on each Quarterly Anniversary. In order to change the quarterly rebalancing of your Contract Value when you make a transfer, you must change your allocation instructions for future Purchase Payments. Any requested change to your allocation instructions must comply with the restrictions for your selected benefit or we will reject your change.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix F

APPENDIX G – THE QUARTERLY VALUE DEATH BENEFIT

The Quarterly Value Death Benefit ~~is not currently~~was available ~~for selection.~~from August 31, 2007 through March 7, 2010. This benefit has an additional M&E charge of 0.30% that we assess during the Accumulation Phase and that charge cannot change. The M&E charge is an annualized rate that is realized on a daily basis as a percentage of the net asset value of an Investment Option, and we use that net asset value to calculate the Accumulation Unit value during the Accumulation Phase and the Annuity Unit value during the Annuity Phase. For more information, please see section 6, Expenses – Mortality and Expense Risk (M&E) Charge. The additional M&E charge for the Quarterly Value Death Benefit will continue until the earlier of the benefit’s termination, or when your Contract Value is reduced to zero. You cannot cancel the Quarterly Value Death Benefit.

~~The death benefit provided by the Quarterly Value Death Benefit will never be less than the Traditional Death Benefit, but they may be equal. Please refer to your Contract for the specific terms and conditions of the Quarterly Value Death Benefit.~~

Under the Quarterly Value Death Benefit, the amount of the death benefit will be the greater of 1 or 2, determined as of the end of the Business Day during which we receive in Good Order at our Service Center, both due proof of death* and an election of the death benefit payment option.

1.	The Contract Value. If your Contract includes the Investment Protector or the Income Protector, we will deduct the final rider charge from the Contract Value before making this determination.

2.	The Quarterly Anniversary Value.

*	Please see section 10, Death Benefit for details on what we consider to be due proof of death.

The Quarterly Value Death Benefit will terminate upon the earliest of the following.

•
The Business Day before the Income Date that you take a Full Annuitization~~, including a required Full Annuitization on the maximum permitted Income Date. For more information, see section 3, The Annuity Phase.~~.

•	The Business Day that the Quarterly Anniversary Value and Contract Value are both zero.

•	Contract termination.

NOTE FOR CONTRACTS WITH THE BONUS OPTION:  Bonus amounts are included in the calculation of the portion of the death benefit that is based on Contract Value, but only as the bonus becomes vested. We do not include the bonus in the portion of the death benefit that is based on Purchase Payments.

NOTE FOR CONTRACTS WITH THE INCOME PROTECTOR: On the Benefit Date that you begin receiving Lifetime Plus Payments and until the rider termination date:

•
the Quarterly Anniversary Value under the Quarterly Anniversary Value Death Benefit will decrease proportionately by the percentage of Contract Value withdrawn (including any withdrawal charge), for each Lifetime Plus Payment and Excess Withdrawal;

•
the death benefit that is equal to your Contract Value will continue to fluctuate with market performance but it will decrease on a dollar for dollar basis with each Lifetime Plus Payment we make and any Excess Withdrawal you take (including any withdrawal charge), and the deduction of the rider charge; and

•	the additional M&E charge associated with the Quarterly Value Death Benefit will continue as long as the Quarterly Anniversary Value is greater than zero.

Calculating the Quarterly Anniversary Value under the Quarterly Value Death Benefit

The Quarterly Anniversary Value on the Issue Date is equal to the Purchase Payment received on the Issue Date.

At the end of each Business Day, we increase the Quarterly Anniversary Value by the amount of any additional Purchase Payments received that day, and we reduce the Quarterly Anniversary Value proportionately by the percentage of Contract Value applied to a Partial Annuitization or withdrawn that day (including any withdrawal charge). Withdrawals include Lifetime Plus Payments and any Excess Withdrawals, but do not include amounts withdrawn for transfer fees or the contract maintenance or rider charges.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix G

On each Quarterly Anniversary before the end date, the Quarterly Anniversary Value is equal to the greater of its value on the previous Business Day, or the Contract Value at the end of the previous Business Day.

The end date occurs on the earliest of:

•	the older Owner’s 91st birthday (or the Annuitant’s 91st birthday if the Contract is owned by a non-individual); or

•	the end of the Business Day during which we first receive in Good Order at our Service Center, both due proof of death and an election of the death benefit payment option.

If the end date occurs due to age, we continue to calculate the Quarterly Anniversary Value in the same way that we do on each Business Day other than a Quarterly Anniversary until we receive the required death information. If the end date occurs because of death and there are multiple Beneficiaries, the Quarterly Anniversary Value will not change once we receive the required information from any one Beneficiary.

Any withdrawals (including Lifetime Plus Payments and any Excess Withdrawals) and/or Partial Annuitizations may reduce the Quarterly Anniversary Value by more than the amount withdrawn and/or annuitized. If the Contract Value at the time of withdrawal and/or annuitization is less than the Quarterly Anniversary Value, we will deduct more than the amount withdrawn and/or annuitized from the Quarterly Anniversary Value.

APPENDIX H – PREVIOUS VERSIONS OF THE INVESTMENT PROTECTOR AND INCOME PROTECTOR

INVESTMENT PROTECTOR

The Investment Protector (08.09) was available from July 22, 2009 through April 30, 2010. If your Contract includes the Investment Protector (08.09), your current rider charge is 0.80% of the Target Value and the current Guarantee Percentage we use to calculate the Target Value is 95%. The Investment Option Groups are the same as what is available under the current Investment Protector ~~(05.10)~~ and are set out in section 11.a, The Investment Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing.

INCOME PROTECTOR

The Investment Protector (08.09) was available from July 22, 2009 through April 30, 2010.If your Contract includes the Income Protector (08.09), your current rider charge is the same as what is available under the current Income Protector ~~(05.10)~~ and is set out in section 6, Expenses – Rider Charges. The Annual Maximum Lifetime Plus Payment Table for the Income Protector (08.09) is as follows:

Annual Maximum Lifetime Plus Payment Table for the Income Protector (08.09)
Age band of the Covered Person (or younger Covered Person for joint Lifetime Plus Payments)	Annual maximum Lifetime Plus Payment percentage
65 - 79	4.5%
80+	5.5%
The current Exercise Age for the Income Protector (08.09) is age 65. The number of Guarantee Years and the Annual Increase Percentage we use to calculate the Annual Increase portion of the Benefit Base for the Income Protector (08.09) are the same as what is available under the current Income Protector ~~(05.10)~~. The Annual Increase is discussed in section 11.b, The Income Protector – The Annual Increase. The Investment Option Group for the Income Protector (08.09) is also the same as what is available under the current Income Protector ~~(05.10)~~ and are set out in section 11.b, The Income Protector – Investment Option Allocation and Transfer Restrictions and Quarterly Rebalancing.

The Allianz VisionSM New York Variable Annuity Contract Prospectus - May 1, 2010
Appendix G & H